SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of November, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Exhibit Index
EX-15.1

            On November 26, 2007, Telvent GIT, S.A. (the “Company”) issued a press release announcing that its subsidiary, Telvent Outsourcing, S.A., has signed, on November 23, 2007, a share purchase agreement whereby the Company will immediately acquire 10 percent of the shares of Grupo S21 Sec Gestion, S.A. ("S21sec"). The Company will also acquire an additional 10 percent of the shares of S21sec on or before October 31, 2010. Prior to this acquisition, the Company owned 5 percent of the shares of S21sec that was transferred from a related party last October. While the Company has determined that this acquisition is not material, it is voluntarily furnishing a copy of the press release on a Form 6-K. A copy of this press release is furnished as Exhibit 15 hereto.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: November 26, 2007

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

15.1	The Company’s press release regarding Telvent Outsourcing’s entering an agreement to acquire 25% of its holdings in S21sec over a three-year period.